FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

1. Name and Address of Reporting Person*

James	Huntington	A
(Last)	(First)	(Middle)

880 Carillon Parkway
(Street)

St. Petersburg   **FL**   **33716**
(City)   (State)   (ZIP)

2. Issuer Name and Ticker or Trading Symbol

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year — **Sept. 2002**

5. If Amendment Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
- **X** Director
- ___ Officer (give title below)
- ___ 10% Owner
- ___ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
- **X** Form filed by One Reporting Person
- ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)								
RJF Common Stock						49,851	D	
RJF Common Stock						16,990	I	James Grandchildren Trust
RJF Common Stock						420,335	I	Robert A. James Irrev Trust
RJF Common Stock						571	I	ESOP
RJF Common Stock						2,129	I	Madeleine O. James (daughter)
RJF Common Stock						860	I	Miles H. James (son)

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						**Current**	**1/18/2003**	**Common Stock**	**600**	**24.3833**			
Employee Stock Option (Right to buy)						**10/18/2002**	**1/18/2003**	**Common Stock**	**150**	**24.3833**			
Employee Stock Option (Right to buy)						**11/18/02-11/18/04**	**1/18/2005**	**Common Stock**	**500**	**20.6250**	**1,250**	**D**	

Explanation of Responses:

/S/ HUNTINGTON A. JAMES   October 4, 2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
  see Instructions 6 for procedure.

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